                                                    --------------------------
                                                            OMB APPROVAL
                                                    --------------------------
--------                                            OMB Number:      3235-0104
 FORM 3                                             Expires: December 31, 2001
--------                                            Estimated average burden
                                                    hours per response.... 0.5
                                                    --------------------------

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
         CLB Partners, Ltd.                   (Month/Day/Year)            Ascendant Solutions, Inc. (ASDS)      (Month/Day/Year)
----------------------------------------                                 ------------------------------------
     (Last)     (First)     (Middle)          July 24, 2001              5. Relationship of Reporting        -----------------------
 15301 Dallas Parkway, Suite 730           ----------------------------     Person(s) to Issuer              7. Individual or Joint/
----------------------------------------   3. I.R.S. Identification         (Check all applicable)              Group Filing (Check
             (Street)                         Number of Reporting              Director    X  10% Owner         Applicable Line)
                                              Person, if an entity       -----           -----                      Form filed by
     Addison        TX         75001          (voluntary)                      Officer        Other (specify    --- One Reporting
--------------------------------------                                   -----           -----      below)          Person
      (City)      (State)      (Zip)       ----------------------------  (give title below)                      X  Form filed by
                                                                                                                --- More than One
                                                                         ------------------------------             Reporting Person
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            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Common Stock                                      3,000,000(1)(3)(4)                 D
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Common Stock                                         76,000(2)(3)(4)                 D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                   SEC 1473 (3-99)

                                                        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
                                                        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                                                        A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 3 (CONTINUED)                      TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                   (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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
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1. Title of Derivative  2. Date Exercisable     3. Title and Amount of      4. Conversion    5. Ownership    6. Nature of Indirect
   Security (Instr. 4)     and Expiration          Securities Underlying       or Exercise      Form of         Beneficial Ownership
                           Date                    Derivative Security         Price of         Derivative      (Instr. 5)
                           (Month/Day/Year)        (Instr. 4)                  Derivative       Security:
                        -------------------------------------------------      Security         Direct (D) or
                                                                Amount or                       Indirect (I)
                        Date         Expiration                 Number                          (Instr. 5)
                        Exercisable  Date          Title        of Shares
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Explanation of Responses:

(1) These securities are owned directly by CLB Partners, Ltd.

(2) These securities are owned directly by Will Cureton.

(3) CLB Holdings, LLC is the general partner of CLB Partners, Ltd. Richard Bloch and Will Cureton are the managers of CLB Holdings,
    LLC. The Richard and Nancy Bloch Family Trust and Will Cureton are the members of CLB Holdings, LLC. Richard Bloch and Nancy
    Bloch are the co-trustees of The Richard and Nancy Bloch Family Trust. Each of the reporting persons disclaims beneficial ownership of any shares not directly held by such reporting person.

(4) These shares are subject to a Voting Agreement, dated July 24, 2001, by and among CLB Partners, Ltd., James C. Leslie, Will
    Cureton, and Richard Bloch.

** International misstatements of omissions of facts constitute Federal Criminal violations.

                                                                               CLB Partners, Ltd.

                                                                               By:  CLB Holding, LLC.

                                                                               By:  /s/ WILL CURETON                    July 24,2001
                                                                                    ----------------------------------  ------------
                                                                                    Will Cureton, President                Date


See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                             JOINT FILER INFORMATION



Name:    Will Cureton


Address:   15301 Dallas Parkway, Suite 730
           Addison, Texas  75001


Designated Filer: CLB Partners, Ltd.


Issuer & Ticker Symbol: Ascendant Solutions, Inc. (ASDS)


Date of Event Requiring Statement: July 24, 2001


(1) 3,000,000 shares of ASDS common stock are owned directly by CLB Partners, Ltd.


(2) 76,000 shares of ASDS common stock are owned directly by Will Cureton.

(3) CLB Holdings, LLC is the general partner of CLB Partners, Ltd. Richard Block and Will Cureton are the managers of CLB Holdings, LLC. The Richard and Nancy Bloch Family Trust and Will Cureton are the members of CLB Holdings, LLC. Richard Bloch and Nancy Bloch are the co-trustees of The Richard and Nancy Bloch Family Trust. Each of the reporting persons disclaims beneficial ownership of any shares not directly held by such reporting person.

(4) These shares are subject to a Voting Agreement, dated July 24, 2001, by and among CLB Partners, Ltd., James C. Leslie, Will Cureton, and Richard Bloch.




Signature: /s/ WILL CURETON
           ----------------------
           Will Cureton

                             JOINT FILER INFORMATION

Name:      CLB Holdings, LLC


Address:   15301 Dallas Parkway, Suite 730
           Addison, Texas  75001


Designated Filer: CLB Partners, Ltd.


Issuer & Ticker Symbol: Ascendant Solutions, Inc. (ASDS)


Date of Event Requiring Statement: July 24, 2001

(1) 3,000,000 shares of ASDS common stock are owned directly by CLB Partners, Ltd.

(2) 76,000 shares of ASDS common stock are owned directly by Will Cureton.

(3) CLB Holdings, LLC is the general partner of CLB Partners, Ltd. Richard Block and Will Cureton are the managers of CLB Holdings, LLC. The Richard and Nancy Bloch Family Trust and Will Cureton are the members of CLB Holdings, LLC. Richard Bloch and Nancy Bloch are the co-trustees of The Richard and Nancy Bloch Family Trust. Each of the reporting persons disclaims beneficial ownership of any shares not directly held by such reporting person.

(4) These shares are subject to a Voting Agreement, dated July 24, 2001, by and among CLB Partners, Ltd., James C. Leslie, Will Cureton, and Richard Bloch.


Signature: CLB Holdings, LLC



        By:     /s/ WILL CURETON
                ---------------------------
                Will Cureton, President

                             JOINT FILER INFORMATION


Name:      Richard Bloch


Address:          P.O. Box 676108
                  Rancho Santa Fe, California  92067-6108


Designated filer: CLB Partners, Ltd.

Issuer & Ticker Symbol: Ascendant Solutions, Inc. (ASDS)


Date of Event Requiring Statement: July 24, 2001


(1) 3,000,000 shares of ASDS common stock are owned directly by CLB Partners, Ltd.

(2) 76,000 shares of ASDS common stock are owned directly by Will Cureton.

(3) CLB Holdings, LLC is the general partner of CLB Partners, Ltd. Richard Block and Will Cureton are the managers of CLB Holdings, LLC. The Richard and Nancy Bloch Family Trust and Will Cureton are the members of CLB Holdings, LLC. Richard Bloch and Nancy Bloch are the co-trustees of The Richard and Nancy Bloch Family Trust. Each of the reporting persons disclaims beneficial ownership of any shares not directly held by such reporting person.

(4) These shares are subject to a Voting Agreement, dated July 24, 2001, by and among CLB Partners, Ltd., James C. Leslie, Will Cureton, and Richard Bloch.





Signature:  /s/ RICHARD BLOCH
            ---------------------
            Richard Bloch

                             JOINT FILER INFORMATION


Name:      Richard and Nancy Bloch Family Trust


Address:          P.O. Box 676108
                  Rancho Santa Fe, California  92067-6108


Designated filer:          CLB Partners, Ltd.

Issuer & Ticker Symbol: Ascendant Solutions, Inc. (ASDS)




Date of Event Requiring Statement: July 24, 2001


(1) 3,000,000 shares of ASDS common stock are owned directly by CLB Partners, Ltd.

(2) 76,000 shares of ASDS common stock are owned directly by Will Cureton.

(3) CLB Holdings, LLC is the general partner of CLB Partners, Ltd. Richard Block and Will Cureton are the managers of CLB Holdings, LLC. The Richard and Nancy Bloch Family Trust and Will Cureton are the members of CLB Holdings, LLC. Richard Bloch and Nancy Bloch are the co-trustees of The Richard and Nancy Bloch Family Trust. Each of the reporting persons disclaims beneficial ownership of any shares not directly held by such reporting person.

(4) These shares are subject to a Voting Agreement, dated July 24, 2001, by and among CLB Partners, Ltd., James C. Leslie, Will Cureton, and Richard Bloch.




Signature:          Richard and Nancy Bloch Family Trust



                    By: /s/ RICHARD BLOCH
                        -------------------------------------------------
                             Richard Bloch, Co-Trustee

                        /s/ NANCY BLOCH
                        -------------------------------------------------
                             Nancy Bloch, Co-Trustee

                             JOINT FILER INFORMATION


Name:      Nancy Bloch


Address:          P.O. Box 676108
                  Rancho Santa Fe, California  92067-6108


Designated filer:          CLB Partners, Ltd.

Issuer & Ticker Symbol: Ascendant Solutions, Inc. (ASDS)




Date of Event Requiring Statement: July 24, 2001


(1) 3,000,000 shares of ASDS common stock are owned directly by CLB Partners, Ltd.

(2) 76,000 shares of ASDS common stock are owned directly by Will Cureton.

(3) CLB Holdings, LLC is the general partner of CLB Partners, Ltd. Richard Block and Will Cureton are the managers of CLB Holdings, LLC. The Richard and Nancy Bloch Family Trust and Will Cureton are the members of CLB Holdings, LLC. Richard Bloch and Nancy Bloch are the co-trustees of The Richard and Nancy Bloch Family Trust. Each of the reporting persons disclaims beneficial ownership of any shares not directly held by such reporting person.

(4) These shares are subject to a Voting Agreement, dated July 24, 2001, by and among CLB Partners, Ltd., James C. Leslie, Will Cureton, and Richard Bloch.




Signature:              /s/ NANCY BLOCH
                        -------------------------------------------------
                        Nancy Bloch